Mail Stop 3561

March 26, 2010

Via Fax & U.S. Mail

Mr. Andrew J. Cederoth
Chief Financial Officer
4201 Winfield Road, PO Box 1488
Warrenville, Illinois 60555

> **Re:** **Navistar International Corporation**
> **Form 10-K for the year ended October 31, 2009**
> **Filed December 21, 2009**
> **File No. 001-09618**

Dear Mr. Cederoth:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(630) 753-2200